UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 1 March 2021

ASX RELEASE

1 March 2021

KAZIA LICENSES CANTRIXIL, A CLINICAL-STAGE, FIRST-IN-CLASS

OVARIAN CANCER DRUG CANDIDATE, TO OASMIA PHARMACETICAL AB

Sydney, 1 March 2021 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce that it has entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB (STO: OASM), an innovation-focused specialty pharmaceutical company, for Cantrixil (TRX-E-002-1), a clinical-stage, first-in-class drug candidate under development for the treatment of ovarian cancer.

Key Points

•	Oasmia will assume worldwide exclusive rights to develop and commercialise Cantrixil for all indications, with an initial focus on ovarian cancer

•

Under the terms of the agreement, Oasmia will make an upfront payment of US$ 4 million to Kazia, with contingent milestone payments of up to US$ 42 million, and double-digit royalties on commercial sales

•

Oasmia is an innovative specialty pharmaceutical company, based in Stockholm, Sweden. Its lead product, Apealea® (paclitaxel micellar), is approved in Europe for adult patients with first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer, and fallopian tube cancer, and is in late-stage clinical development in the US

•	Oasmia expects to commence a Phase II study of Cantrixil in ovarian cancer in 2022

Kazia CEO, Dr James Garner, commented, “Oasmia possesses deep expertise in the field of ovarian cancer, and also brings to Cantrixil a highly commercial focus, world-class formulation capabilities, and an extensive network of clinician relationships in Europe and the US. This transaction follows the release of very encouraging top-line data from the phase I study of Cantrixil late last year. Our strategy has been to seek a partner for Cantrixil’s further development, and we are delighted to now pass the baton to the Oasmia team.”

Dr François Martelet, CEO of Oasmia, added, “Cantrixil is an exciting addition to Oasmia’s oncology pipeline and builds on our development expertise in ovarian cancer. Expanding Oasmia’s portfolio of therapies and technologies is a key pillar of our transformation strategy. Acquiring rights to Cantrixil, which has established clinical proof of concept, is a major step forward in executing this strategy, and we will continue to leverage our development and partnering expertise to build our oncology pipeline.”

Cantrixil (TRX-E-002-1)

Cantrixil is a proprietary formulation of the potent and selective third-generation benzopyran, TRX-E-002-1. It targets the entire spectrum of cancer cells, including chemotherapy-resistant tumour-initiating cells (‘cancer stem cells’) that are thought to be responsible for disease relapse.

In December 2020, Kazia announced top-line results of a Phase I open-label study (NCT02903771) conducted at sites in the US and Australia, covering both monotherapy and combination therapy in patients with persistent or recurrent ovarian, fallopian tube or primary peritoneal cancer. The Phase I study met its primary endpoints, and full data are expected to be published in a peer-reviewed scientific journal during CY2021.

Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

For Further Information:

Gabriella Hold

IR Department

gabriella.hold@irdepartment.com.au

Tel: +61 411 364 382

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib entered GBM AGILE, a pivotal study in glioblastoma, in October 2020. Seven additional studies are active in various forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

TRX-E-002-1 (Cantrixil) is a third generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 has completed a phase I clinical trial in Australia and the United States. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

For more information, please visit www.kaziatherapeutics.com.

About Oasmia Pharmaceutical AB

Oasmia is a specialty pharma company dedicated to improving the lives of patients by enhancing the intravenous delivery of established and novel drugs in significant diseases, including cancer.

Product development is primarily based on the Company’s proprietary drug delivery technology platform XR-17™ which can be applied to medicines used in many therapeutic areas, to develop water soluble formulations of drugs that currently require chemical solubilizers for dissolution.

The first product approved using this technology is Apealea® (paclitaxel micellar). Apealea has received market authorization in the European Union and several other territories for the treatment of first relapse in platinum-sensitive ovarian cancer, in combination with carboplatin. The Company is making Apealea accessible to patients through its partnership with Elevar Therapeutics, together with its existing commercial operations in the Nordic region.

Oasmia’s shares are traded on the Nasdaq Stockholm stock exchange (ticker: OASM). To find out more about Oasmia please visit www.oasmia.com.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.